Exhibit 99.1

ASX Announcement	19 November 2019
ASX Code: SEA
NASDAQ: SNDE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8274 2128     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Australia Limited Reports Third Quarter

2019 Financial and Operational Results

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ:SNDE) reported its third quarter 2019 financial and operations results today.

Third Quarter 2019 Financial Results Highlights

•                  Third quarter net sales volumes were 1,251,144 boe or 13,599 boe per day. This represents an increase of ~22% as compared to the same period for the prior year. Third quarter sales volumes were ~64% oil, ~20% gas and ~16% NGLs.

•                  Third quarter net oil sales volumes for the quarter of 8,677 Bopd were at the high end of guidance of 8,400 — 8,700 Bopd. Gas and NGL sales volumes of ~4,923 Boe/d for the quarter were below guidance of 5,600 — 5,800 Bopd largely due to the impact of short-term flaring.

•                  Total revenue for the quarter decreased 5% to US $51.1 million as compared to the same prior year period due to lower oil prices in the current year period.

•                  Net Income for the period was US $13.4 million representing a 33% net income margin and compared to a loss of US $19.3 million for the prior year period. Adjusted EBITDAX(1) for the period was US $35.8 million, representing a ~67% Adjusted EBITDAX margin(1) and ~18% growth as compared to the same period for the prior year.

•                  Average third quarter realized prices excluding the impact of hedging were US $57.23 per barrel of oil, US $1.84 per mcf of gas, and US $13.18 per barrel of NGL. This represents a US $0.89 per barrel premium compared to an average WTI price of US $56.34 per barrel for the quarter. Average third quarter realized price per boe was US $40.84 excluding the impact of hedges and US $42.44 including their impact.

•                  Sundance continued to drive down cash operating costs during the third quarter. Total Cash Operating Costs(2) of US $13.83 per boe improved ~24% as compared to the same prior year period and an ~8% improvement as compared to the Company’s second quarter 2019 Cash Operating Costs, primarily due to lower cash General and Administrative (“G&A”), Lease Operating Expense (“LOE”) and Workover expenses per boe.

•                  Most notably, LOE of US $5.05 per boe has decreased ~29% as compared to the same prior year period and ~7% as compared to the second quarter 2019.

(1)  Adjusted EBITDAX and Adjusted EBITDAX margin are Non-IFRS measures, please see reconciliation to net income (loss) attributable to owners of Sundance at the end of this release.

(2)  Cash Operating Costs is a Non-IFRS measure comprising lease operating expenses, including workover expenses, gathering, processing and transportation expenses (excluding minimum revenue commitment shortfall deficiency fees), production tax expense and general and administrative expenses, excluding share-based compensation and transaction related expenses.

•                  Cash operating costs for the quarter were below guidance of US $16.00 per boe by US $2.17 per boe, or ~14%.

•                  As of 1 November 2019, the Company’s oil hedges covered a total of 3,593,000 barrels through 2023. Hedging covered approximately ~8,000 barrels of oil per day for the remainder of 2019 with a weighted average floor of US $60.16 per barrel. These figures represent ~90% of the remainder of 2019 expected oil sales at the midpoint of fourth quarter guidance and exclude hedges which have rolled off during the first ten months of 2019.

•                  Third quarter development and production related capital expenditures totaled US $42.1 million, below the low end of capital expenditure guidance of US $50-60 million.

•                  Immediately subsequent to the end of the third quarter, the Company announced that it had closed the sale of its assets in Dimmit County, TX and received $17.8 million in cash proceeds. The Company expects to receive the remaining transaction proceeds at the end of the 120-day post-close period.

•                  While the Company drew incremental debt during the third quarter, pro forma for receipt of the Dimmit proceeds (which were scheduled to be received during the quarter) the Company successfully decreased its net debt position.

Third Quarter 2019 Operational Highlights

•                  The Company turned 12 gross (12.0 net) wells to sales in Live Oak County, including the four well Georgia Buck, HT Chapman, and H Harlan Bethune pads during the quarter.

•                  The Company finalized drilling the 4 gross (4.0 net) well H Harlan Bethune pad in Live Oak County and additionally drilled the 2 gross (2.0 net) well Justin Tom pad in Atascosa county.

•                  As of the date of this report, the Company had additionally completed the two well Justin Toms pad and was flowing back the wells. The laterals for each of the Justin Tom wells have gross perforated intervals exceeding 12,700 feet in length and are among the longest wells drilled in the county.

•                  During the third quarter the Company also spud the 2 gross (2.0 net) well Washburn Ranch pad in La Salle County, and had finished drilling these wells as of the date of this report. The Washburn Ranch pad represents the first development activity the Company has undertaken to date in La Salle County and an important step in further demonstrating the quality of the Company’s inventory.

•                  At this time the Company has completed its 2019 drilling plan early through achievement of significant drilling efficiencies and reduction of average drilling days per well. The rig has been laid down and is expected to be picked back up in January to commence the 2020 drilling program.

•                  During the third quarter the Company and its midstream partner continued expansion of CGP-41 to increase gas processing capacity from 18 mmcfpd to 28 mmcfpd.  The Company anticipates that this expansion, which is expected to be completed in the fourth quarter, will accommodate future planned production growth from the Live Oak and Atascosa Counties assets.  Similar to the initial expansion, the Company’s midstream partner will fund this and future capital projects up to $10 million in cumulative capital costs.

Update Regarding Process to Redomicile to the United States

•                  On 8th November, the Company’s shareholders voted in favor of the scheme of arrangement in relation to Company’s proposed re-domiciliation from Australia to the United States. ~95% of the total number of votes cast were in favor, and ~68% of the shareholders present and voting were in favor.

•                  On 14th November, Sundance received final legal approval via a second court hearing and lodged the court orders with the Australian Securities and Investment Commission (ASIC), rendering the Scheme legally effective.

•                  On 14th November, trading of the Company’s shares on the ASX was suspended. However, Sundance has been advised by NASDAQ that Sundance’s ADRs will continue trading on Nasdaq until the implementation date (Tuesday, November 26, 2019).

•                  On the implementation date for the Scheme, one share in the new Sundance Energy Inc. (US HoldCo parent) will be issued in exchange for every 100 Sundance shares held by Sundance Shareholders as of the Scheme Record Date (currently proposed as 7:00 pm Sydney time on 19th November 2019).

•                  Sundance Energy Inc. shares are expected to commence trading on Nasdaq under the ticker “SNDE” promptly following the Implementation Date.

Fourth Quarter and Full Year 2019 Guidance Highlights

•                  Sundance expects to be free cash flow positive during the fourth quarter.

•                  During the fourth quarter, the Company anticipates average sales volumes of 13,500 to 14,000 boe per day driven by the 12 wells brought online in the third quarter as well as the two extended reach lateral Justin Toms wells which were brought online in early November.

•                  The Company has revised its full year average sales volumes estimates to 13,300 to 13,500 boe per day, reflecting capacity constraints and high back pressure related to the second phase expansion of the CGP-41 gas processing facility which resulted in flaring and curtailment.

•                  The Company anticipates that this expansion, which is expected to be completed in the fourth quarter, will accommodate future planned production growth from the Live Oak and Atascosa County assets.  Similar to the initial expansion, the Company’s midstream partner will fund this and future capital projects up to $10 million in cumulative capital costs.

•                  The Company anticipates an oil cut during the fourth quarter of ~65% by sales volume.

•                  As of the date of this report, the Company has turned to sales all 20 wells planned for full year 2019 including the two wells in its fourth quarter guidance.(3)

•                  The Company has additionally already completed its two well drilling program for the fourth quarter and laid down its rig for the remainder of the year. These La Salle County Washburn Ranch wells will be held as drilled but uncompleted (“DUC”) wells at year-end.

•                  Second half of 2019 capital spending guidance remains US $60 to 65 million. Fourth quarter capital spending is anticipated to be US ~$20 million. Full year Capital cost guidance remains unchanged at US $135 to $155 million.

(3)  Excludes the Red Ranch 18H & 19H wells brought online in 1Q19 and included as part of sale of Dimmit County assets.

The table below provides an overview of the Company’s operational activity for year-to-date 2019(4):

Well Name	County	Spud Date	IP Date	Lateral Length	Peak 24-Hr IP	30-Day Avg (boepd)	30-Day / 1,000’ ft	60-Day Avg (boepd)	60-Day / 1,000’ ft	% Oil
Bracken 22H	McMullen	24-Jan-19	2-Apr-19	5,737	1,690	1,053	184	964	168	76%
Bracken 23H	McMullen	22-Jan-19	2-Apr-19	6,664	1,397	856	129	824	124	76%
Roy Esse 15H	Live Oak	1-Dec-18	5-May-19	4,756	1,222	864	182	848	178	72%
Roy Esse 16H	Live Oak	28-Nov-18	5-May-19	4,823	1,371	988	205	912	189	75%
Roy Esse 17H	Live Oak	26-Nov-18	5-May-19	4,691	1,077	785	167	743	158	76%
Roy Esse 18H	Live Oak	24-Nov-18	5-May-19	4,656	1,099	805	173	753	162	73%
Georgia Buck 01H	Live Oak	21-Feb-19	24-Jul-19	3,791	1,817	921	243	854	225	86%
Georgia Buck 02H	Live Oak	23-Feb-19	24-Jul-19	3,814	1,079	802	210	709	186	85%
Georgia Buck 03H	Live Oak	25-Feb-19	24-Jul-19	3,792	1,133	792	209	669	176	83%
Georgia Buck 10H	Live Oak	26-Feb-19	24-Jul-19	3,917	1,359	880	225	856	219	85%
HT Chapman 11H	Live Oak	16-Apr-19	16-Aug-19	5,287	850	530	100	520	98	79%
HT Chapman 12H	Live Oak	14-Apr-19	16-Aug-19	5,943	927	566	95	511	86	74%
HT Chapman 13H	Live Oak	12-Apr-19	16-Aug-19	5,894	1,148	805	137	768	130	76%
HT Chapman 14H	Live Oak	10-Apr-19	17-Aug-19	5,763	1,271	910	158	817	142	76%
H Harlan Bethune 15H	Live Oak	31-May-19	28-Aug-19	5,220	2,059	1,372	263	1,104	211	75%
H Harlan Bethune 16H	Live Oak	2-Jun-19	28-Aug-19	5,180	1,862	1,382	267	1,143	221	77%
H Harlan Bethune 17H	Live Oak	4-Jun-19	28-Aug-19	5,240	1,578	1,205	230	985	188	77%
H Harlan Bethune 18H	Live Oak	6-Jun-19	28-Aug-19	5,280	1,624	1,237	234	1,090	206	76%
Justin Tom 08H	Atascosa	30-Jul-19	5-Nov-19	12,715	—	—	—	—	—	—
Justin Tom 09H	Atascosa	25-Jul-19	5-Nov-19	12,955	—	—	—	—	—	—

(4)  Excludes the Red Ranch 18H & 19H wells brought online in 1Q19 and included as part of sale of Dimmit County assets.

The tables below set forth the Company’s commodity hedge position as of 18th November 2019(5):

HEDGE POSITION OVERVIEW

	Total Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2019	487,000	60.16	68.04	662,000	2.85	3.06
2020	1,686,000	56.01	60.34	2,226,000	2.67	2.71
2021	732,000	50.37	59.34	1,290,000	2.65	2.65
2022	528,000	45.68	60.83	1,080,000	2.69	2.69
2023	160,000	40.00	63.10	240,000	2.64	2.64
Total	3,593,000	$53.19	$61.37	5,498,000	$2.69	$2.73

CRUDE OIL HEDGE POSITION BY BASIS

	LLS Derivative Contracts			Brent Derivative Contracts			WTI Derivative Contracts
	Weighted Average			Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2019	28,000	$52.51	$62.51	139,000	$58.54	$71.29	320,000	$61.53	$67.11
2020	—	—	—	—	—	—	1,686,000	$56.01	$60.34
2021	—	—	—	—	—	—	732,000	$50.37	$59.34
2022	—	—	—	—	—	—	528,000	$45.68	$60.83
2023	—	—	—	—	—	—	160,000	$40.00	$63.10
Total	28,000	$52.51	$62.51	139,000	$58.54	$71.29	3,426,000	$52.98	$60.96

(5)  Excludes realized hedge volumes which rolled off during the first ten months of 2019. WTI pricing includes the impact of WTI-MEH basis hedges.

The following unaudited tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly reporting periods:

UNIT COST ANALYSIS

	Three Months Ended September 30,			Nine Months Ended September 30,
Unaudited	2019	2018	Change	2019	2018	Change
Revenue/Boe (Inclusive of Realized Hedge Gains)	$42.44	$47.85	-11%	$43.42	$42.15	3%
Lease operating expense/Boe	(5.05)	(7.08)	(29)%	(6.01)	(9.43)	(36)%
Workover expense/Boe	(0.96)	(1.95)	(51)%	(1.13)	(1.95)	(42)%
Gathering, processing & transportation/Boe	(2.67)	(1.94)	38%	(2.73)	(0.44)	525%
Production taxes/Boe	(2.27)	(3.33)	(32)%	(2.51)	(3.08)	(19)%
Cash G&A/Boe(1)	(2.88)	(3.84)	(25)%	(3.08)	(4.92)	(37)%
Adjusted EBITDAX per Boe	$28.61	$29.71	(4)%	$27.96	$22.33	25%

Net Income	$16,933	$(19,276)	—	$(16,913)	$(85,257)	(80)%
Adjusted EBITDAX(2)	$35,814	$30,426	18%	$101,367	$51,894	95%

(1) Cash G&A is a non-IFRS figure representing general and administrative expenses (non transaction-related) incurred less equity-settled share based compensation expense, which totaled $0.1 million and $0.2 million for the three months ended September 30, 2019 and 2018, respectively, and $0.3 million and $0.3 million for the nine months ended September 30, 2019 and 2018, respectively.

(2) See reconciliation of income (loss) attributable to owners of the Company to Adjusted EBITDAX included at end of release.

	Three Months Ended September 30,		Nine Months Ended September 30,
Unaudited	2019	2018	2019	2018	% Change
Net Sales Volumes
Oil (Bbls)	798,256	665,776	2,265,781	1,411,652	20%	61%
Natural gas (Mcf)	1,537,676	1,285,672	4,498,227	3,412,346	20%	32%
NGL (Bbls)	196,609	144,933	607,567	342,952	36%	77%
Total sales (Boe)	1,251,144	1,024,988	3,623,052	2,323,328	22%	56%

Average Daily Volumes
Average daily sales	13,599	11,141	13,271	8,510	22%	56%

Product Price Received
Total price received (per Boe)	$40.84	$52.51	$41.88	$48.76	(22)%	(14)%
Total realized price (per Boe)(1)(2)(3)	$42.44	$47.85	$43.42	$42.15	(11)%	3%
Total price received - Oil (per Bbl)	$57.23	$69.59	$58.53	$68.01	(18)%	(14)%
Total price realized - Oil (per Bbl)(1)	$58.86	$62.62	$60.36	$57.16	(6)%	6%
Total price received - Natural gas (per Mcf)	$1.84	$2.65	$2.14	$2.53	(31)%	(15)%
Total price realized - Natural gas (per Mcf)(2)	$2.16	$2.64	$2.34	$2.55	(18)%	(8)%
Total price received - NGL (per Bbl)	$13.18	$28.15	$15.63	$25.20	(53)%	(38)%
Total price realized - NGL (per Bbl)(3)	$14.24	$27.32	$16.54	$24.85	(48)%	(33)%

(1) Includes realized gains on oil derivatives of $1.2 million and realized losses of $4.6 million for the three months ended September 30, 2019 and 2018, respectively, and realized gains of $4.1 million and realized losses of $8.6 million for the nine months ended September 30, 2019 and 2018, respectively.  Also includes the impact of a fixed price delivery contract of $4.74 nine months ended September 30, 2018, respectively.

(2) Includes realized gains on natural gas derivatives of $0.5 million and realized losses of $16 thousand for the three months ended September 30, 2019 and 2018, respectively, and realized gains of $0.9 million and $0.1 million for the nine months ended September 30, 2019 and 2018, respectively.

(3) Includes realized gains on NGL derivatives of $0.2 million and realized losses of $0.1 million for the three months ended September 30, 2019 and 2018, respectively, and realized gains of $0.6 million and realized losses of $0.1 million for the nine months ended September 30, 2019 and 2018, respectively.

Condensed Consolidated Financial Statements

The Company’s unaudited condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
Unaudited (US$000s)	2019	2018	2019	2018
Revenue	$51,097	$53,824	$151,738	$106,589
Lease operating, workover and production tax expense	(10,365)	(12,681)	(34,922)	(33,575)
Gathering, processing and transportation expense	(3,338)	(1,988)	(9,898)	(1,016)
General and administrative expenses - non transaction-related	(3,652)	(4,100)	(11,490)	(11,775)
General and administrative expenses - transaction-related (1)	(506)	—	(1,511)	(12,377)
Depreciation and amortisation expense	(22,206)	(17,228)	(63,471)	(44,441)
Impairment expense	(1,014)	(1,889)	(10,254)	(23,782)
Finance costs, net of amounts capitalized	(8,824)	(7,198)	(25,552)	(17,543)
Gain (loss) on commodity derivative financial instruments, net (2)	16,301	(28,608)	(6,756)	(51,788)
Gain (loss) on interest rate derivative financial instruments, net (3)	(577)	607	(4,604)	173
Loss on debt extinguishment	—	—	—	(2,428)
Other items income (expense), net (4)	17	(15)	(193)	6,706

Income (loss) before income tax	16,933	(19,276)	(16,913)	(85,257)

Income tax benefit (expense)	(3,559)	—	2,642	(7,610)

Income (loss) attributable to owners of the Company	$13,374	$(19,276)	$(14,271)	$(92,867)

(1) Transaction-related costs for the three and nine months ended September 30, 2019 included legal and other professional service fees incurred in connection with the Company’s re-domiciliation from Australia to the United States.  For the nine months ended September 30, 2018, transaction-costs related to legal, and other professional service fees incurred to complete its 2018 Eagle Ford acquisition.

(2) Included an unrealized gain on commodity derivatives of $14.3 million and an unrealized loss of $23.8 million for the three months ended September 30, 2019 and 2018, respectively, and an unrealized loss of $12.3 million and $43.1 million for the nine months ended September 30, 2019 and 2018, respectively.

(3) Included an unrealized loss on interest rate swaps of $0.3 million and an unrealized gain of $0.8 million for the three months ended September 30, 2019 and 2018, respectively, and an unrealized loss of $4.4 million and an unrealized gain of $0.3 million for the nine months ended September 30, 2019 and 2018, respectively.

(4) Included a realized gain on foreign currency derivatives of nil and $6.8 million for nine months ended September 30, 2018.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2019	December 31, 2018
(US$’000s)	(Unaudited)	(Audited)
Cash	$1,930	$1,581
Trade and other receivables	21,171	23,633
Derivative assets - current	12,876	24,315
Other current assets	3,415	3,546
Assets held for sale(1)	22,707	24,284
Total current assets	62,099	77,359

Oil and gas properties	779,931	712,870
Derivative assets - non current	6,341	8,003
Lease right-of-use assets	12,453	—
Other assets	3,544	3,847
Total assets	$864,368	$802,079

Current liabilities	$76,417	$70,919
Derivative liabilities - current	2,045	436
Lease liabilities - current	5,819	—
Liabilities held for sale(1)	1,395	1,125
Total current liabilities	85,676	72,480

Credit facilities, net of financing fees	352,803	300,440
Derivative liabilities - non current	4,559	2,578
Lease liabilities - non current	6,826	—
Other non current liabilities	34,904	33,206
Total liabilities	$484,768	$408,704

Net assets	$379,600	$393,375
Equity	$379,600	$393,375

(1) The Company’s Dimmit County Eagle Ford assets (and related liabilities) were classified as held for sale as of September 30, 2019 and December 31, 2018.  On October 1, 2019, the Company sold these assets for cash proceeds of $17.8 million at closing and expects to receive the remaining sale proceeds from the transaction at the end of the 120-day post-close period.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
Unaudited (US$000s)	2019	2018
Operating
Receipts from sales	$148,896	$92,896
Payments for operating and administrative expenses	(54,311)	(54,247)
Receipts (payments) for commodity derivative settlements, net	9,185	(6,077)
Other, net	(110)	(2,324)
Net cash provided by operating activities	$103,660	$30,248

Investing
Payments for development expenditures	(120,114)	(85,325)
Payments for exploration expenditures	(927)	(6,401)
Payment for Eagle Ford acquisition, net	—	(215,765)
Other	(125)	(246)
Net cash used in investing activities	$(121,166)	$(307,737)

Financing
Interest paid, net of capitalized portion	(22,837)	(18,652)
Deferred financing costs capitalized	(232)	(16,700)
Proceeds from borrowings	50,000	78,000
Repayments of borrowings (including production prepayment)	—	(18,194)
Proceeds from the issuance of shares	—	253,517
Payments for the costs of capital raisings	—	(10,294)
Receipts from settlements of foreign currency derivatives	—	6,838
Payments of lease liabilities	(8,853)	—
Other	(229)	(150)
Net cash provided by financing activities	$17,849	$274,365

Total Net Cash Provided (Used)	$343	$(3,124)

Cash beginning of year	$1,581	$5,761
FX effect	6	25
Cash at end of period	$1,930	$2,662

Conference Call

The Company will host a conference call for investors on Monday 18th November 2019 at 4 p.m. MDT (Tuesday, 19th November, 2019 at 10 a.m. AEST).

Interested investors can listen to the call via webcast at https://edge.media-server.com/m6/p/4tsj3ygb. The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX”, a non-IFRS measure, as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring. Management uses Adjusted EBITDAX to facilitate comparisons of its performance between periods and to the performance of its peers.  This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX:

IFRS Income (Loss) Attributable to Owners of Sundance Reconciliation to Adjusted EBITDAX

	Three Months Ended September 30,		Nine Months Ended September 30,
Unaudited (US$000s)	2019	2018	2019	2018
Income (loss) attributable to owners of the Company	$13,374	$(19,276)	$(14,271)	$(92,867)
Income tax expense (benefit)	3,559	—	(2,642)	7,610
Finance costs, net of amounts capitalized	8,824	7,198	25,552	17,543
Loss on debt extinguishment	—	—	—	2,428
(Gain) loss on commodity derivative financial instruments, net	(16,301)	28,608	6,756	51,788
Settlement of commodity derivatives financial instruments	2,007	(4,775)	5,590	(8,669)
Loss on interest rate derivative financial instruments, net	577	(607)	4,604	(173)
Depreciation and amortization	22,206	17,228	63,471	44,441
Impairment expense	1,014	1,889	10,254	23,782
Noncash share-based compensation	58	159	334	345
Transaction-related expenses included in general and administrative expenses	497	—	1,511	12,377
Gain on foreign currency derivatives	—	—	—	(6,838)
Other (income) expense, net	(1)	2	208	127
Adjusted EBITDAX	$35,814	$30,426	$101,367	$51,894

The Company reports under International Financial Reporting Standards (IFRS).  All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended September 30, 2019 can be found at www.sundanceenergy.net.

The Company’s 2018 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, headquartered in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the redomiciliation (including the ability to recognize any benefits therefrom), the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Notice

This release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this press release have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

For more information, please contact:

United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: + 61 8 8274 2128 or + 61 418 834 957